

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Donald Kramer, M.D.
Chief Executive Officer
Northstar Healthcare, Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re: Northstar Healthcare, Inc.**
> **Registration Statement on Form 10**
> **Filed August 26, 2014**
> **File No. 000-55274**

Dear Dr. Kramer:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not provided updated financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective on October 25, 2014. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiency or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director